Exhibit 99.1
Perion’s Search Advertising Business Unit, CodeFuel, Named Microsoft Advertising’s
“Global Supply Partner of the Year”

Already a Regional winner – and now having achieved Global Award acclaim - this Perion recognition reflects its successful business growth and the overall level of collaboration with Microsoft Advertising

Tel Aviv & New York – April 28, 2022 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company, announced today that its search advertising business unit, CodeFuel, has been named Microsoft Advertising’s 2021 Global Supply Partner of the Year.

CodeFuel has been selected as the Global Supply Partner from the Microsoft Advertising regional winners – all of them distinguished and effective partners – across the Americas, EMEA, and APAC. It is one of only five companies globally that have reached the status of a global partner, each in its area of expertise.

This prestigious award goes to the business that has shown excellence in partnership with Microsoft Advertising across the board. The announcement was made during Microsoft Advertising Elevate on 27 April 2022, the annual global partner summit exclusively for Elite and Select partners.

“We’ve had a partnership with Microsoft that extends more than ten years, and this recognition as Microsoft’s Advertising Partner of the Year is a moment of great pride in a long history of successes.  Yet it is only the start,” said Doron Gerstel, Perion’s CEO.

“As consumers globally relied on ecommerce to an unprecedented degree - advertisers responded by investing more into search – which is the category where consumers demonstrate the highest degree of intent. Capitalizing on this generational shift required close collaboration between the CodeFuel team and the Microsoft team, and the results speak for themselves.  Going forward, we will continue to build our network of publishers, while maintaining the impeccable quality standards which matter so much to both of us”, Gerstel added.

“The millions of daily searches that our publisher network generates are one aspect of Perion’s diversification strategy. Thanks to our continued investment to connect all demand and supply assets to central iHUB, the success of our cookieless targeting platform SORT™, and our high impact CTV and video advertising offering - Perion is poised to further accelerate its momentum,” he concluded.

“We are thrilled that CodeFuel, a Perion Company, has been named our Global Supply Partner of the year.  This is an award which reflects the growth of the underlying business, which is the result of true partnership, close collaboration, and technology innovation. CodeFuel's commitment to their clients has been noteworthy, during a time of disruption and uncertainty.  We look forward to our continued partnership and continued healthy growth of all aspects of the business,” said Sean O’Connor, International Marketing Director at Microsoft Advertising.

“The growth we have achieved in the last couple of years reflects the close collaboration and the teams’ dedication to our mutual success, year after year,” said Tal Jacobson, General Manager, CodeFuel.

“If I could name three main areas of effort that brought us to this point, I would say technology investments, close collaboration with our publishers to fuel growth, and focus on quality to maximize user engagement and brand safety. We look forward to further driving success for publishers and advertisers,” added Jacobson.

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising. This diversification positions Perion for growth as budgets shift across categories.

About CodeFuel

CodeFuel, a Perion company, delivers powerful search solutions for publishers and media buyers. Its search technology suite equips publishers with tools to enhance user experience and drive revenues across desktop and mobile. To learn more, go to www.codefuel.com, or follow us on Twitter @Code_Fuel

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com
Source: Perion Network Ltd.